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Exhibit 99.2

Autonomy to Make Strategic Acquisition of Contact Center Leader etalk Corporation

Acquisition extends adoption of Autonomy's Intelligent Data Operating Layer (IDOL) following validation of market with Autonomy's Audentify suite of contact center software products

        CAMBRIDGE, UK—April 20, 2005—Autonomy Corporation plc (LSE: AU. or AUTN.L), a leading provider of infrastructure software for the enterprise, today announced it has entered into a definitive agreement to acquire etalk Corporation, a leading provider of enterprise-class contact center products, for a purchase price of US$70 million payable in a combination of cash and Autonomy ordinary shares, with an opportunity to earn additional consideration payable in Autonomy ordinary shares upon meeting and exceeding certain future performance-related targets.

        From its inception, Autonomy has maintained a commitment to helping enterprises of all sizes unify, manage and utilize all forms of unstructured information. The purchase of etalk underscores this commitment by strengthening the company's position in the contact center, where organizations gather critical information through customer interactions and increasingly need to leverage that information throughout their business operations. Combining Autonomy's expertise in understanding unstructured information with etalk's strength in contact center quality enables both companies to deliver greater value to customers. Powered by Autonomy, etalk will be able to meet the widest set of customer needs, secure a significant competitive advantage and have a significantly greater opportunity to grow into new geographic and software markets.

        Dr. Michael Lynch, group CEO of Autonomy said, "We are very pleased to announce the extension of Autonomy's IDOL 5.0 platform further into the contact center market with the acquisition of etalk. Autonomy's IDOL has already been established as the key infrastructure for the automated management of all forms of unstructured information, whether it be text, voice or video. With the integration of Autonomy's award-winning technology with etalk's product suite, we believe etalk will be better able leverage its leadership position in the contact center market. Moreover, etalk's customer base of over 1,500 contact centers and 35 of the Fortune 100 companies will gain access to the world's leading technology, offering them a competitive edge over any other solution, based on Autonomy's unique ability to understand the content of the call."

        "We're extremely excited about this opportunity to deliver a higher level of service to our customers," said Scott Shute, etalk president and CEO. "As part of our commitment to providing the best enterprise platform in the market, joining with Autonomy enables us to present our customers with a stronger product suite, giving them unmatched insight into their business operations."

        Combined Autonomy and etalk products are expected to be generally available within a quarter.

        Strategic benefits of joining Autonomy and etalk include:

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  Delivering stronger product offerings, giving contact center customers greater data management and analytics capabilities.

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  Providing expanded functionality and enhanced features for etalk's current customer base, including using Autonomy IDOL's voice analytics and conceptual intelligence.

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  Providing significant new revenue opportunities to etalk's 1,500 contact center installations.

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  Broadening etalk's Qfiniti enterprise platform to handle larger and more complex volumes of data.

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  Hastening adoption of searchable Voice over IP telephony.

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  Allowing etalk's products with Autonomy's technology to be integrated automatically across the entire enterprise rather than confined as just a stand-alone solution within the contact center.

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  Leveraging Autonomy's international presence to significantly enhance distribution of etalk's products.

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  Reducing etalk's need for third party licensed-in technologies.

Transaction Terms

Under the terms of the agreement, etalk shareholders will receive at closing consideration of US$30 million in cash (subject to a working capital adjustment) and approximately 10.8 million Autonomy ordinary shares representing approximately US$40 million, for total consideration of approximately US$70 million. In addition, etalk shareholders will have the opportunity to earn up to an additional US$23 million payable in Autonomy ordinary shares contingent upon meeting or exceeding pre-agreed software sales metrics in the six, nine and twelve month periods following completion. The cash portion of the consideration will be funded using Autonomy's existing cash resources.

        Upon completion of the transaction (but excluding any earnout payment), on a fully diluted basis, etalk shareholders will own approximately 9.1% of the enlarged Autonomy group, and Autonomy's cash balance is expected to be approximately US$75 million.

        The Boards of Directors of Autonomy and etalk, and the shareholders of etalk, have approved the transaction. The completion of the transaction is expected to occur in the third quarter of 2005 and is subject to Autonomy shareholder and regulatory approvals and other customary closing conditions.

Financial Overview

For the twelve months ended December 31, 2004, under etalk's audited U.S. GAAP accounts etalk reported revenues of $37.1 million, EBITDA of $6.1 million, EBIT of $5.2 million, profits after taxes of $3.3 million and cash flow from operations of $10.2 million. As at December 31, 2004, the total assets of etalk were $20.7 million and net assets were $(1.3) million.

        Autonomy is expecting to discontinue certain aspects of the etalk business. Had this plan been effected for 2004 we estimate that etalk would have reported revenues in the order of 10% less, but with profitability largely unchanged.

        The transaction is expected to be accretive to Autonomy's earnings per share within six months from closing, excluding the impact of one-time and non-cash acquisition related charges.

Approvals, Timing and Consent

The completion of the transaction is expected to occur in the third quarter of 2005 and is subject to Autonomy shareholder and regulatory approvals, other customary closing conditions and the admission of the new Autonomy shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. Autonomy shareholders will receive in due course a circular containing full details of the acquisition and convening an Extraordinary General Meeting, and listing particulars related to the new Autonomy shares to be issued as consideration for the acquisition.

        Autonomy will be hosting a presentation and conference call on the World Wide Web at www.autonomy.com on Wednesday, April 20, 2005 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST. A taped recording will be available from approximately one hour after the call's end for at least five days.

About Autonomy Corporation plc

        Autonomy Corporation plc (LSE: AU. or AUTN.L) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software

About etalk

        etalk Corporation, headquartered in Irving, Texas, is a leading provider of software to more than 1,500 contact centers around the globe. As the company that pioneered call quality monitoring, etalk has maintained its focus on quality for over twenty years, helping some of the world's best companies consistently deliver outstanding customer service. etalk's suite of integrated solutions includes the Qfiniti™ unified quality platform, JASS™, Recorder®, Advisor™, Expert™ and Survey.

Cautionary Statement Regarding Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, amongst others, the ability to consummate the transaction; the ability of Autonomy to successfully integrate etalk's operations and employees; the ability to realize anticipated synergies and cost savings; technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

        This press release is not an offer to sell, or a solicitation of an offer to buy, any ordinary shares in Autonomy.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000

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  Exhibit 99.2
Autonomy to Make Strategic Acquisition of Contact Center Leader etalk Corporation Acquisition extends adoption of Autonomy's Intelligent Data Operating Layer (IDOL) following validation of market with Autonomy's Audentify suite of contact center software products